15049184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, DC
201 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Lakes Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3113 W. Beltline Hwy.
(No. and Street)

Madison	WI	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher R. Henderson — 608-288-2731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 East Washington Avenue, 32 Flr	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian R. Donarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Lakes Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Director of Finance and Accounting

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE LAKES SECURITIES, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Three Lakes Securities, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Three Lakes Securities, LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Three Lakes Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Lakes Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 7-8 has been subjected to audit procedures performed in conjunction with the audit of Three Lakes Securities, LLC's financial statements. The supplemental information is the responsibility of Three Lakes Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 27, 2015

THREE LAKES SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2014

Assets	
Cash	$ 299,907
Prepaid expenses	8,901
Total assets	$ 308,808
Liabilities	
Intercompany payable	$ 2,500
Producer commission payable	13,237
Total liabilities	15,737
Member's equity	
Contributed capital	65,000
Retained earnings	228,071
Total member's equity	293,071
Total liabilities and member's equity	$ 308,808

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2014

Revenues	
Commissions income	$ 414,623
Total revenues	414,623
Expenses	
Commissions expense	143,168
Salaries and wages	28,000
Regulatory expenses	6,967
Insurance expense	20,205
Professional fees	10,320
Rent Expense	4,000
Other	9,549
Total expenses	222,209
Net income	$ 192,414

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Contributed Capital	Retained Earnings	Total
Balances at January 1, 2014	$ 65,000	$ 358,657	$ 423,657
Net Income	-	192,414	192,414
Distributions to member	-	(323,000)	(323,000)
Balances at December 31, 2014	$ 65,000	$ 228,071	$ 293,071

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities	
Net income	$ 192,414
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(3,169)
Increase in producer commission payable	6,215
Decrease in intercompany payables	(41,492)
Net cash provided by operating activities	153,968
Financing activities	
Distributions to member	(323,000)
Net cash used by financing activities	(323,000)
Net decrease in cash	(169,032)
Cash, at beginning of year	468,939
Cash, at end of year	$ 299,907

See accompanying notes to financial statements.

NOTE 1 – Organization Structure

Three Lakes Securities, LLC (the "Company"), a wholly owned subsidiary of M3 Insurance Solutions, Inc., was established in 2009 and is a limited purpose broker dealer. The Company is in the business of referring potential customers to another Financial Industry Regulatory Authority (FINRA) member broker. The Company shares in the commissions and fees earned through this referral. The Company received capital contributions from M3 Insurance Solutions, Inc. for $65,000 in 2010. The Company began operations upon receiving approvals from FINRA and the State of Wisconsin Department of Securities in January 2011.

NOTE 2 – Summary of Significant Accounting Policies

Cash

Cash consists of amounts held at a commercial bank in the form of a checking account. At times, the account may exceed federally insured limits. As a result, the Company is exposed to custodial credit risk.

Federal Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of its' sole member, M3 Insurance Solutions, Inc. Therefore, no provision for income taxes has been made on the Company. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The Company is included in the consolidated federal and state income tax returns filed by the sole member.

There were no net uncertain tax positions that, if recognized, would affect the effective tax rate at December 31, 2014. The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes. At December 31, 2014, the Company had no accrued interest and penalties related to uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2010.

Revenue Recognition

Commission and sales charge revenues collected from various investors are recorded when the commissions are received. At that date, the earnings process has been completed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Exemptive Provision

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 3 – Related-Party Transactions

During 2014, employee, facility, equipment, and other direct costs of $39,600 were incurred by the Company and provided by M3 Insurance Solutions, Inc., in accordance with an expense-sharing agreement. These costs have been included in various line items in the Statement of Income.

NOTE 4 – Net Capital and Other Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Company is required to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000, as these terms are defined. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2014, the Company had net capital of $284,170, which was $279,170 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital at December 31, 2014, was .06 to 1.

NOTE 5 – Subsequent Events

The Company has evaluated subsequent events through February 27, 2015 which is the date that the financial statements were approved and available to be issued.

Supplementary Information

THREE LAKES SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDENESS
PURSUANT TO RULE 15c3-1
As of December 31, 2014

Net capital	
Member's equity	$ 293,071
Less nonallowable assets and other deductions:	
Prepaid expenses	8,901
Total nonallowable assets and other deductions	8,901
Net capital before haircuts	284,170
Haircut on securities	-
Net capital	$ 284,170
Aggregate indebtedness	
Total liabilities	$ 15,737
Capital requirements	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of requirement	279,170
Net capital as above	$ 284,170
Ratio of aggregate indebtedness to net capital	.06 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part II A.

THREE LAKES SECURITIES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITES AND EXCHANGE COMMISSION
As of December 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Three Lakes Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Three Lakes Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

THREE LAKES SECURITIES, LLC
Madison, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of December 31, 2014 and for the period June 1, 2014 through
December 31, 2014.

THREE LAKES SECURITIES, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Three Lakes Securities, LLC
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Three Lakes Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Three Lakes Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Three Lakes Securities, LLC stated that Three Lakes Securities, LLC met the identified exemption provisions as of December 31, 2014 and for the period June 1, 2014 through December 31, 2014 without exception. Three Lakes Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Lakes Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 27, 2015

Three Lakes
Securities, LLC
Member FINRA/SIPC

5113 West Beltline Hwy, P.O. Box 8950
Madison, WI 53708-8950
T 608-273-0655 F 608-273-1725

February 23, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Three Lakes Securities, LLC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period June 1, 2014 through December 31, 2014 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states that the Firm clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer carriers all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker-dealer. Three Lakes Securities, LLC met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period June 1, 2014 through December 31, 2014, without exception.

Sincerely,

THREE LAKES SECURITIES, LLC

Chris Henderson
Chief Compliance Officer